NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 31, 2013, 2013, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on November 11, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the merger between Companhia de Bebidas das Americas - Ambev ('Companhia de Bebidas') and Ambev S.A. ('Ambev'), which became effective before the opening on November 11, 2013, each 'American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) Common Share', and each 'American Depositary Shares, evidenced by
American Depositary Receipts, each representing 1 (one) Preferred Share', of Companhia de Bebidas, were converted into 5 (five) 'American Depositary Shares (as evidenced by American Depositary Receipts), each representing one common share' of Ambev.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on November 11, 2013.